Filed by Reinvent Technology Partners Z

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Hippo Enterprises Inc.

Commission File No. 001-39711

Date: March 25, 2021

Business Insider

Hippo’s CEO discusses 5 key details in its S-4 filing as the $5 billion startup aimed at modernizing insurance goes public via LinkedIn cofounder Reid Hoffman’s SPAC

Carter Johnson

25 March 2021

•	Hippo, a startup taking aim at America’s biggest home insurers, is going public through a SPAC.

•	The startup filed its S-4 document with the SEC on Thursday and outlined its growth strategy.

•	Insider spoke with Hippo’s cofounder and CEO, Assaf Wand, about the S-4 filing.

Home-insurance startup Hippo announced its intention to go public in early March via a deal with special-purpose acquisition company Reinvent Technologies Partners Z.

The blank-check company is backed by two of the biggest names in tech: LinkedIn cofounder Reid Hoffman and Zynga founder Mark Pincus.

The deal values Hippo at $5 billion and is expected to generate more than $1.2 billion in cash for the startup, making it one of the largest insurtechs in the US.

Insurtech is also a space that has become increasingly crowded and more high-profile in recent years. Several insurance startups have gone public, including MetroMile and Clover (both of which have also debuted via a SPAC this year) and Lemonade and Root (which took the more traditional IPO rout to the public markets in 2020).

However, those companies’ stock prices haven’t soared upon their arrival to the public market, with MetroMile, Clover, and Root all now trading at prices lower than their initial market debuts.

While Assaf Wand, Hippo’s cofounder and CEO, told Insider that “of course” he’ll look at the stock price when the insurtech goes public, there’s only so much he can control.

“If the market’s going to go down or up by 40%, it doesn’t mean that the company is better or worse. I can only focus on delivering on the numbers that we presented in the S-4,” Wand said.

On Thursday, Hippo got one step closer to going public with the filing of that S-4 form with the Securities and Exchange Commission, a document that lays out a company’s plans upon a merger or acquisition. The insurtech will trade under the ticker HIPO on the New York Stock Exchange.

Here are the five key takeaways in Hippo’s filing that stand out as the insurtech prepares to go public.

Hippo sees home insurance underwriting as a continuous process

In a CEO letter included in the filing, Wand highlighted that he views Hippo’s aim as modernizing, not disrupting, the home-insurance industry — which means upgrading insurance technology across every phase of the underwriting and claims cycle.

“It was probably one of the hardest things pitching VCs at the beginning. VCs are so wired on finding a silver bullet,” Wand told Insider.

“I need to do my call center better. I need to do my claims better. I need to do my policy management system better and my data better and my user interface. It’s not even doing all of them better. It’s making sure that they’re all speaking coherently with each other and valuing interconnectivity,” he added.

To that end, Hippo’s business model is built on using as much data as possible about the life and health of a home, a key part of the “continuous underwriting” process. A flexible, agile offering means customers are better-protected and can avoid future claims.

That means constant updates, such as knowing if a homeowner has installed a pool (so they can add more liability insurance) or a new roof (so they can pay less in premiums).

Wand said Hippo is taking a proactive approach to regulation as it expands

In its S-4, Hippo detailed the augmented-intelligence capabilities built on data that help the insurtech to determine pricing and risk management for homeowners.

Hippo and other insurtechs’ approach to leveraging big data in underwriting and pricing has raised questions around whether the use of AI tech in insurance requires additional regulation. Wand said Hippo’s view has always been to embrace, not avoid, regulations — something he also highlighted in his CEO letter.

“Our data is third party, verifiable data, not data that we’re collecting. It needs to be consistent, non-discriminatory, available, all of these things,” Wand told Insider.

It’s an approach that grew out of the earliest days of Hippo, Wand said, when the company saw other startups like Uber and Airbnb take a more combative approach to regulators in local markets.

“I think that we had the realization early on that at the end of the day, the regulator’s job is to take care of its constituencies and the people that live in a certain state,” Wand said.

“They’re not there to be annoying. They have a role. And if they’re doing the role, we think it will actually quite align,” he added.

Hippo’s betting big on the cloud and connected smart homes

In 2019, Hippo acquired Sheltr, a home-maintenance company that allowed the startup to build out “Hippo Home Care,” a virtual-concierge service that lets customers chat with vetted contractors.

The insurtech also offers a line of smart-home devices that customers can use in their homes to monitor key risks and check from their phones, like water, fire, and theft detectors. Hippo gives users discounts if they use the devices in their homes.

“We take a proactive approach to preventing claims through investments in smart-home technology and home services, and we will continue to launch and test new preventive approaches,” the S-4 filing said.

While Wand said that Hippo users have the option to not install the devices in their homes, he said that 75% of customers have opted in to using them — and that they’re self-monitoring, meaning the data isn’t automatically sent to Hippo but instead to the customer’s smartphones.

The startup is banking on a public market debut to increase brand awareness

According to its S-4, new customers cost Hippo $350 to acquire. Hippo’s annual customer retention rate of 87%, meanwhile — as detailed in a separate presentation deck for investors — is higher than the industry average of 83%, according to market data company Statista.

Wand expects customer acquisition costs to decline as Hippo becomes a more visible brand, a product both of being in the market longer — Hippo was founded in 2015, while the largest five home insurers in the country were all founded in the 1930s or before — and becoming a publicly-traded company.

“There is a massive benefit that the longer you are in the market and the more your brand is known, your conversion improves significantly. Hence your customer acquisition cost goes down as well,” Wand said.

“The longer we are in the market, the more people actually purchase us. The model is word of mouth. Being a public company listed on the New York Stock Exchange gives a lot of credibility for a lot of customers who don’t know us. That was one of the reasons why we want to be a public company,” he added.

APIs underpin Hippo’s approach to distributing its insurance products

There’s no shortage of startups looking to leverage APIs, or application programming interfaces, in the fintech and open-banking space. APIs serve as the back-end piping allowing apps to communicate with each other. When it comes to fintechs, APIs are a key technology that lets customers connect bank accounts to payment apps, for example.

But a key part of Hippo’s business model as detailed in the S-4 filing involves bringing front-end, API tech into the insurance world by connecting Hippo customers to carrier insurance partners.

Hippo promises to “personalize coverage for a specific customer’s needs proactively and automatically,” the filing said. “Through adaptable APIs, we can deploy this capability across an ever-increasing number of channels, partners, and geographies quickly.”

Wand, meanwhile, said that the last year has focused the discussion in insurance around the “use of data to provide a digital customer experience.”

“During COVID, it almost sped forward by five years. And I think customer expectation, digitization, API-ization, I can throw you every other word with ‘ization’ at the end. They’re all true and sped up significantly during COVID,” he continued.

Important Information for Investors and Stockholders

This communication relates to a proposed transaction between Reinvent Technology Partners Z (“RTPZ”) and Hippo Enterprises Inc. (“Hippo”). This communication does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. RTPZ intends to file a registration statement on Form S-4 with the U.S. Securities and Exchange Commission (the “SEC”), which will include a document that serves as a prospectus and proxy statement of RTPZ, referred to as a proxy statement/prospectus. A proxy statement/prospectus will be sent to all RTPZ shareholders. RTPZ also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of RTPZ are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by RTPZ through the website maintained by the SEC at www.sec.gov. The documents filed by RTPZ with the SEC also may be obtained free of charge at RTPZ’s website at https://www.reinventtechnologypartners.com or upon written request to 215 Park Avenue, Floor 11 New York, NY.

Participants in the Solicitation

RTPZ and Hippo and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from RTPZ’s shareholders in connection with the proposed transaction. A list of the names of the directors and executive officers of RTPZ and information regarding their interests in the business combination will be contained in the proxy statement/prospectus when available. You may obtain free copies of these documents as described in the preceding paragraph.

Forward Looking Statements

This communication may be deemed to include certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between RTPZ and Hippo. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of RTPZ’s securities; (ii) the risk that the transaction may not be completed by RTPZ’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by RTPZ; (iii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the agreement and plan of merger governing the proposed transaction (the “Merger Agreement”) by the shareholders of RTPZ, the satisfaction of the minimum trust account amount following redemptions by RTPZ’s public shareholders and the receipt of certain governmental and regulatory approvals; (iv) the lack of a third party valuation in determining whether or not to pursue the proposed transaction; (v) the inability to complete the PIPE investment in connection with the transaction; (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement; (vii) the effect of the announcement or pendency of the transaction on Hippo’s business relationships, operating results and business generally; (viii) risks that the proposed transaction disrupts current plans and operations of Hippo and potential difficulties in Hippo employee retention as a result of the transaction; (ix) the outcome of any legal proceedings that may be instituted against Hippo or against RTPZ related to the Merger Agreement or the proposed transaction; (x) the ability to maintain the listing of RTPZ’s securities on a national securities exchange; (xi) the potential volatility of the price of RTPZ’s securities due to a variety of factors, including changes in the competitive and highly regulated industry in which RTPZ plans to operate or Hippo operates, variations in operating performance across competitors, changes in laws and regulations affecting RTPZ’s or Hippo’s business and changes in the combined capital structure; (xii) the ability to implement business plans, forecasts, and other expectations after the completion of the transaction, and identify and realize additional opportunities; (xiii) changes in domestic and foreign business, market, financial, political, and legal conditions; (xiv) natural or man-made catastrophes such as wildfires, hurricanes, typhoons, earthquakes, floods, climate change (including effects on weather patterns; greenhouse gases; sea, land and air temperatures; sea levels; and rain and snow), nuclear accidents, pandemics (including COVID-19), or terrorism or civil unrest; (xv) the continued impact of COVID-19 and related risks; (xvi) the ability to collect reinsurance recoverable, credit developments of reinsurers, and any delays with respect thereto and changes in the cost, quality, or availability of reinsurance; (xvii) the actual amount of new and renewal business, market acceptance of products, and risks associated with the introduction of new products and services and entering new markets; (xviii) the ability to increase the use of data analytics and technology; and (xix) the ability to attract, retain, and expand RTPZ’s or Hippo’s customer base. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of RTPZ’s registration on Form S-1 (File No. 333-249799), the registration statement on Form S-4 discussed above and other documents filed by RTPZ from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and RTPZ and Hippo assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither RTPZ nor Hippo gives any assurance that either RTPZ or Hippo or the combined company will achieve its expectations.